Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

July 2, 2009

VIA EDGAR

Mr. Christian T. Sandoe

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Preliminary Schedule 14A filed June 5, 2009
Commission File No. 814-00704

Dear Mr. Sandoe:

On June 5, 2009, Gladstone Investment Corporation (“Gladstone Investment” or the “Company”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  On June 12, 2009, the Company received oral comments of the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comments”).

In response to the Comments, the Company has filed with the Commission a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).  For your convenience, we have restated the Comments prior to each of our corresponding responses below.

Notice of Annual Meeting of Stockholders

Revise the Notice to provide the legend required by Rule 14a-16(d)(1) of the Securities Exchange Act of 1934.

The Company has added the legend to its Notice.

Page 3:  QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING — Who is paying for this proxy solicitation?

Revise the first sentence of this section to clarify that it is the Company who bears all solicitation costs.

The Company has made the requested change, as reflected on page 3 of the Definitive Proxy Statement.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

Page 7: Proposal 1 — Election of Directors

Revise the disclosure in the third sentence of the first paragraph of this section to clarify that only vacancies on the Board which occur in-between annual meetings may be filled by persons elected by a majority of the remaining directors.

The Company has made the requested change, as reflected on page 7 of the Definitive Proxy Statement.

Page 22: Proposal 2 — To Authorize Us to Offer and Sell Shares of Our Common Stock at a Price Below Our then Current Net Asset Value Per Share.

Provide a table which includes an example of the dilutive effect of an issuance of shares of common stock below net asset value.

The Company has made the requested change, as reflected on page 22 of the Definitive Proxy Statement.

* * * * * * * *

Please direct any further questions or comments concerning the Preliminary Proxy Statement or this response letter to the undersigned at (703) 456-8034 or Christi Novak at (703) 456-8562.

Sincerely,

Darren K. DeStefano

Attachment

cc:	David J. Gladstone
Allyson Williams, Esq.
Thomas R. Salley, Esq.
Christina L. Novak, Esq.